EXHIBIT 99.1

Qiao Xing Universal Telephone, Inc.’s Management Optimistic
About the Second Half of 2004 and Beyond

     HUIZHOU, Guangdong, China, Sept. 9 /Xinhua-PRNewswire/ — On September 8th 2004, in a meeting held in Huizhou, Guangdong Province, China, Qiao Xing Universal Telephone, Inc.’s##NASDAQ:XING## Management evaluated the Company’s operational performance in the first half of 2004 and made predictions for the second half and beyond.

     Mr. Wu Rui Lin, Chairman of Qiao Xing Universal, said, “Taken as a whole, and from a long term perspective, we are reasonably satisfied with operational performances in the first half:

     — The Company managed to achieve sales revenue of US$129.8 million in the first half of 2004, which is thought of as a weak season for sales of communications products. This compares favorably with the US$222.0 million for the whole year of 2003.

     — In the first half, the Company recorded income from operations of US$4.9 million, and pro-forma income from operations (with operating expense items of a special nature taken out) of US$9.1 million. They compared favorably with US$0.4 million and US$12.8 million, respectively, for the whole year of 2003. Due to XING beginning to voluntarily release certain key financial data on a quarterly basis in 2004, the Company is not able to compare the first half of 2004 with the same period of 2003.

     — In the first half, savings in selling expenses offset to a large extent the decrease in gross margin.

     — The decrease in margin gross ratio was attributed to the discounted sales of old models of mobile phones. Such was a particular strategy for that specific period, which was intended to accelerate cash flow and avoid obsolescence and make way for the new products to be launched in second half. The outcome corresponded with our plan, with the set objective achieved.

     “Recent developments of the Company allow us to look into the immediate and near future with full confidence.

     — CECT has developed ten models of new mobile phones, which will command higher gross margin ratios than those of older models. They are considered by industry commentators to be among the best in their categories in terms of quality, function and price.

     — The Flame Storm Marketing Campaign launched recently will, to a great extent, stimulate the Company’s sales revenue growth in the second half. The essence of the Campaign is to capture a bigger market share by launching ten models of new fashionable and quality mobile phones through its extensive distribution network. While additional selling expenses are planned for the Campaign, selling expense as a percentage of sales revenue is not likely to increase, as more revenue will be achieved. Needless to say, the gross margin ratios of products to be sold in connection with this campaign will be much higher than those achieved in the first half in connection with the clearance sales program.

     — XING’s subsidiary, Hui Zhou Qiao Xing Communication Industry Ltd. expects to commence the shipment of cordless indoor telephone products to BellSouth in the second half of 2004.

     — The JV, Huizhou Qiao Xing Celbon Communication Technology Co., Ltd., formed by subsidiaries of Qiao Xing Universal Telephone, Inc. and Celbon of Korea has secured purchase order for sales of 2,000,000 units of low-cost GSM mobile phones. Currently, the test of such prototype mobile phones is proceeding smoothly. Once tests are completed, the shipment will commence, thus bringing tremendous additional revenue and profit to the Company,” Mr. Wu Rui Lin continued.

     “Our realistic targets for the second half of 2004 are: sales revenue increases by 40% compared with the first half, gross margin ratio rises to 14%, pro-forma income from operations (with operating expense items of a special nature taken out) rise to US$18.5 million. We are confident that in 2005, XING’s growth rate will hit a new historic high,” concluded Mr. Wu Rui Lin.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.

     -0- 09/09/2004
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /
     (XING)